Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Year Ended June 30,	2016	2015	2014	2013	2012

Earnings (a)
Earnings from continuing operations before income taxes	$19,751	$18,507	$27,820	$27,052	$22,267
Add: Fixed charges	1,326	867	674	489	435
Add: Cash distributions from equity method investments	12	1	54	71	74
Subtract: Income (loss) from equity method investments	(25)	(78)	(152)	(99)	27

Total Earnings	$21,114	$19,453	$28,700	$27,711	$22,749

Fixed Charges (b)
Interest expense	$1,185	$756	$577	$394	$345
Capitalized debt related expenses	58	25	20	35	35
Interest component of rental expense	82	86	77	60	55

Total Fixed Charges	$1,325	$867	$674	$489	$435

Ratio of Earnings to Fixed Charges	16	22	43	57	52

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rental expense.